                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For March 31, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
         (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                    -----                  -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                            No  X
                               ------                       -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the commencement of drilling on its Waterbury uranium project, located in Saskatchewan's prolific Athabasca Basin. A series of holes are planned to evaluate unconformity-related uranium targets at depths of less than 820 feet
(250 meters). Drilling will focus on high priority areas that were identified during a recently completed geophysics program including Induced Polarization
(IP) and resistivity surveys.

"We are excited to be making swift progress in developing Waterbury's extensive potential," said Kabir Ahmed, Chairman and CEO of Northwestern. "Based on
geophysics results to date, we believe this project has tremendous potential to host uranium mineralization, which we intend to uncover through targeted drilling. We look forward to moving forward on this and future drill programs as we work to aggressively and systematically increase the property's value for the company and its shareholders."

Versatile Time-Domain Electro-Magnetics (VTEM) surveys will also be conducted over two areas of particular potential for uranium mineralization. The VTEM system is reported to detect conductive targets at greater depths than other helicopter-borne technologies. The minimum line length is expected to be approximately 1.85 miles (3.0 kilometers) with spacing of 650 feet (200 meters).

Northwestern signed a Formal Option Agreement for its Waterbury Project on
November 15, 2005. The nine non-contiguous claims total 30,683 acres (12,417 hectares) and are favorably located in close proximity to several of the world's largest uranium mines."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Northwestern Mineral Ventures Inc.

                                 By: /s/ Kabir Ahmed
                                 -------------------
                                     Kabir Ahmed
                                 Chief Executive Officer

Date: March 31, 2006